Exhibit 15 (d)

Consolidated Financial Statements of LG.Philips Displays Holding B.V.

The LPD consolidated financial statements were prepared in accordance with generally accepted accounting principles of the United States of America. The LPD consolidated financial statements as of and for the fiscal periods ended December 31, 2002 and 2001 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of KPMG included as an exhibit to this Form 20-F/A. The audit report of KPMG relating to the LPD consolidated financial statements as of and for the year ended December 31, 2003 is included as an Exhibit 15 (e) to this Form 20-F/A.

Consolidated Financial Statements

Consolidated Statements of Operations for the years ended December 31, 2003 and 2002 and the six-month period ended December 31, 2001 amounts in USD million

				Six-month
		Year ended	Year ended	period ended
		December	December	December
		31, 2003	31, 2002	31, 2001
	Notes
Sales		$3,966	$4,402	$2,045
Direct cost of sales		(3,319)	(3,714)	(1,817)
Gross Profit		$647	$688	$228

Expenses
Selling expenses		(73)	(59)	(71)
General and administrative expenses		(102)	(102)	(52)
Research and development expenses		(101)	(112)	(59)
Depreciation expenses		(294)	(290)	(147)
Amortisation expenses		(16)	(11)	(41)
Other income, net	6	61	51	12
Restructuring and impairment costs	7	(942)	(570)	(158)

Loss from operations		$(820)	$(405)	$(288)
Financial expenses	8	(57)	(122)	(57)

Loss before income taxes and minority interests		$(877)	$(527)	$(345)
Income taxes	9	18	2	(10)

Loss after income taxes and before minority interests		$(859)	$(525)	$(355)
Minority interests		(13)	(2)	7

Net loss from continuing operations before cumulative effect of a change in accounting principle		$(872)	$(527)	$(348)
Cumulative effect of a change in accounting principle, net of income tax of USD Nil	10	—	(5)	—

Net loss		$(872)	$(532)	$(348)

See accompanying notes which form an integral part of these financial statements.

Consolidated Balance Sheets at December 31, amounts in USD million, except for share figures

	Notes	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	11	$322	$125
Accounts receivable, less allowance for doubtful accounts (USD9 million in 2003 and USD27 million in 2002)	12	487	551
Inventories	13	289	364
Amount due from Parent companies	14	149	254
Deferred tax assets	9	13	6
Other current assets	15	92	137

Total current assets		$1,352	$1,437
Investment in an unconsolidated company	16	3	—
Other non-current financial assets	17	13	—
Other non-current assets	18	18	34
Deferred tax assets	9	17	35
Property, plant and equipment	19	1,724	2,453
Goodwill and intangible assets	21	290	390

TOTAL ASSETS		$3,417	$4,349

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$712	$859
Amount due to Parent companies	14	48	62
Deferred tax liabilities	9	4	3
Provisions and other liabilities	22	311	206
Loans - current portion	23	891	529

Total current liabilities		$1,966	$1,659
Provisions and other liabilities - non-current portion	22	91	86
Loans - long-term portion	23	1,206	1,546
Deferred tax liabilities	9	14	45

TOTAL LIABILITIES		$3,277	$3,336
Minority interests		205	197

See accompanying notes which form an integral part of these financial statements.

Consolidated Balance Sheets at December 31 (continued),

amounts in USD million, except for share figures

	2003	2002
Stockholders’ (deficit)/ equity
Common stock, par value EUR1 per share
Authorized: 90,000 shares
Issued and outstanding: 68,182 shares (2002: 68,182 shares)	—	—
Share premium	1,546	1,546
Accumulated losses	(1,752)	(880)
Accumulated other comprehensive income	141	150

Stockholders’ (deficit)/ equity	$(65)	$816

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,417	$4,349

     See accompanying notes which form an integral part of these financial statements.

Statements of Changes in Stockholders’ Equity/ (Deficit) and Comprehensive Income/ (Loss)

amounts in USD million,
except for share figures
	Number of
	shares				Accumulated	Total
	issued, EUR			Accumu-	other	Stockholders’
	1 par value	Common	Share	lated	comprehensive	equity/
	per share	stock	premium	losses	income/ (loss)	(deficit)
Balance at January 1, 2003	68,182	—	1,546	(880)	150	816
Net loss for the year	—	—	—	(872)	—	(872)
Translation adjustments	—	—	—	—	(9)	(9)

Balance at December 31, 2003	68,182	—	1,546	(1,752)	141	(65)

Balance at January 1, 2002	49,998	—	1,296	(348)	22	970
Share capital issued on May 31, 2002	18,184	—	250	—	—	250
Net loss for the year	—	—	—	(532)	—	(532)
Translation adjustments	—	—	—	—	128	128

Balance at December 31, 2002	68,182	—	1,546	(880)	150	816

Balance at June 30, 2001	49,998	—	1,296	—	—	1,296
Net loss for the year	—	—	—	(348)	—	(348)
Translation adjustments	—	—	—	—	22	22

Balance at December 31, 2001	49,998	—	1,296	(348)	22	970

Note: Total loss and other comprehensive income/ (loss) for the year amounted to USD881 million (2002: USD404 million, six-month period ended December 31, 2001: USD326 million), which mainly represented the currency translation differences.

See accompanying notes which form an integral part of these financial statements.

Consolidated Cash Flow Statements for the years ended December 31, 2003 and 2002 and the six-month period ended December 31, 2001 amounts in USD million

				Six-month
				period
		Year ended	Year ended	ended
		December	December	December
	Notes	31, 2003	31, 2002	31, 2001
Net Cash provided by operating activities		$436	$135	$120

Cash flows – investing activities
Additions to property, plant and equipment		(208)	(442)	(311)
Additions to intangible assets		(5)	(9)	—
Purchase of available-for-sale securities		(17)	—	—
Investment in an unconsolidated company		(3)	—	—
Sales proceeds in respect of property, plant and equipment		51	69	5
Sales proceeds in respect of interest in business	25	21	—	—
Proceeds from sales of shares in a subsidiary to parent companies		2	—	—

Net cash used in investing activities		$(159)	$(382)	$(306)

Cash flows - financing activities
Net increase/ (decrease) in short-term debt		300	(260)	421
Proceeds from issuance of long-term debt		37	431	17
Repayment of long-term debt		(360)	(446)	(47)
Payment of debt issuance costs		—	(2)	—
Proceeds from issuance of share capital to minority shareholders by a subsidiary		4	13	—
Dividend paid to minority shareholders		(11)	(2)	—
Proceeds from issuance of common stock		—	250	—

Net cash (used in)/ provided by financing activities		$(30)	$(16)	$391

Net change in cash and cash equivalents		247	(263)	205
Effect of exchange rate changes		(50)	6	18
Cash and cash equivalents at beginning of year/period		125	382	159

CASH AND CASH EQUIVALENTS AT END OF YEAR/ PERIOD		$322	$125	$382

Net cash paid during the year for:

			Six-month
			period
	Year ended	Year ended	ended
	December	December	December
	31, 2003	31, 2002	31, 2001
Interest paid	86	100	60
Income taxes	7	29	10

Consolidated Cash Flow Statements for the years ended December 31, 2003 and 2002 and the six-month period ended December 31, 2001 (continued)

amounts in USD million

			Six-month
			period
	Year ended	Year ended	ended
CASH FLOW - operating activities	December 31, 2003	December 31, 2002	December 31, 2001
Net loss	$(872)	$(532)	$(348)
Adjustments to reconcile net loss to cash provided by operating activities
Depreciation	$294	$290	$147
Impairment loss on property, plant and equipment	675	456	101
Impairment loss on goodwill	89	5	—
Amortisation and write off of intangibles assets	16	11	41
Net loss/ (gain) on disposal and write off of property, plant and equipment	1	(1)	(10)
Provision for losses on available-for-sale securities	4	—	—
Gain on sale of interests in business	(36)	—	—
Minority interests	13	2	(7)
Decrease/ (increase) in accounts receivable	60	(184)	(106)
Decrease in inventories	57	70	228
Net increase in amount due (to)/from parent companies	91	(62)	(48)
Decrease/ (increase) in other current assets	27	(19)	135
(Decrease)/ increase in accounts payable	(141)	205	135
Increase/ (decrease) in provision and other liabilities	128	(70)	(137)
Decrease/ (increase) in non-current assets	34	(17)	19
Decrease in non-current liabilities	(4)	(19)	(30)

Net cash provided by operating activities	$436	$135	$120

See accompanying notes which form an integral part of these financial statements.

Notes to the Consolidated Financial Statements

1.	Description of business

The principal activity of LG.Philips Displays Holding BV (“the Company”) and its subsidiaries (“the Group”) is the manufacture and sale of color picture tubes for use in televisions sets and computer monitors. The Group has a number of factories worldwide and serves global customers across many regions. Asia Pacific represents the Group’s major market segment. The sales mix in 2003 was represented at 72% (2002: 68%) in respect of Color Picture Tubes (“CPT”) for television sets, 25% (2002: 27%) in respect of Color Display Tubes (“CDT”) for computer monitors and 3% (2002: 5%) in related components (“Comp”). Approximately 38% (2002: 39%) of the Group’s sales during 2003 was derived from sales to the Company’s parent companies.

Royal Philips Electronics (“Philips”) and LG Electronics Inc. (“LGE”) (collectively “the Group’s Parents”) entered into a Joint Venture Agreement dated June 11, 2001 (“JV Agreement”). Pursuant to the JV Agreement, LGE and Philips transferred to the Company the assets and liabilities of their respective businesses engaged in the manufacture and sale of (i) CDT and CPT – collectively cathode ray tubes (“CRT”); (ii) deflection yokes, electron guns and electron gun parts for use with CRT only (“Initial CRT Components”) and (iii) CRT glass (“CRT Glass”) and other key CRT components and materials (collectively such businesses are referred to as “CRT Business”). Under the terms of the JV Agreement, the closing of the acquisition by the Group of the CRT Businesses of Philips and LGE was effective as of June 30, 2001.

2.	Basis of presentation

The accompanying consolidated financial statements present the operations of the Company and the Group and have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

3.	Going concern

On June 25, 2004, subject to fulfillment of the conditions precedent which management fully expects to meet, the Group reached agreement with the lenders in the bank syndicate on a restructuring of the Group’s syndicated loan in respect of which USD1,433 million was outstanding as of December 31, 2003, and of which USD100 million was repaid in January 2004. The restructuring includes revised loan covenants, a waiver of previous breaches of loan covenants, a revised repayment schedule of amounts due under the syndicated loan, and additional equity of USD500 million to be provided by the Company’s shareholders to be applied in reducing part of the outstanding debt.

During 2003 and up to June 25, 2004, the Group was in breach of certain loan covenants in its syndicated loan agreement, which could have resulted in the syndicated loan becoming immediately repayable in full had two thirds of the syndicate so elected.

Total bank and other loans (including amounts outstanding in respect of a Floating Rate Note (“FRN”) amounting to Euro200 million) amounted to USD2,097 million as at December 31, 2003 and cash balances at that date amounted to USD322 million.

Under the revised syndicated loan agreement and as noted above, the Group is subject to revised covenants as part of the restructuring of the syndicated loan. Management of the Group has assessed the Group’s ability to adhere to these revised covenants and expects that such covenants shall be adhered to for the foreseeable future.

The Group operates in a mature business that has encountered significant reductions in prices and increasing competition from newer technologies. In assessing the Group’s ability to adhere to such covenants, management’s estimate of future cash flows has taken account of management’s expectations of industry trends and market decline in assessing the Group’s ability to generate sufficient cash flows from operations to repay outstanding amounts, to meet ongoing loan covenants and to continue as a going concern. The future pace of market decline is uncertain and should such take place more rapidly than management currently expects, this could have negative implications on ability to repay loans and adhere to covenants. However, management is satisfied that the assumptions underlying such estimate are appropriate and that they have been made after due and careful enquiry.

Under the terms of the FRN, the Group is required to repay the amount by June, 2007. Management has identified that the repayment of such FRN may need to be re-financed by additional sources of funds. The Group is satisfied that such repayment will be satisfactorily addressed in sufficient time to enable the FRN to be repaid or refinanced by the due date.

Management recognises the need to structure the Group to achieve profitability and to achieve positive operating cash flows. In seeking to strengthen and improve the performance of the business, management had implemented a number of plans during 2003 in order to strengthen the Group’s operating performance. The implementation of these plans during 2003 resulted in lowering working capital requirements such as inventories; reducing material costs; reducing capital expenditure; relocating production plants to lower cost countries, as part of the ongoing streamlining of the business; and a reduction of the Group’s work force.

Management plans to continue to address further cost reductions as cost management is viewed with increasing importance in this mature industry. Plans to further reduce costs will be coupled with plans to boost production efficiency, in order to combat the slowing demand and declining prices. Additionally, operations will continue to be streamlined with the overall goal of relocating, as far as possible, the Group’s production plants to low cost countries.

Management is satisfied that based on its assessment of the Group’s expected future operations, the Group will be able to meet its debts as they fall due and to adhere to loan covenant requirements. Accordingly, the financial statements have been prepared on a going concern basis.

4.	Step-up accounting

Each of the Group’s Parents, LGE and Philips, contributed assets to the Company in exchange for their interest in the Group, together with cash payments by the Group to the Parents calculated by reference to differences between historical cost and valuations of certain businesses (being LGE’s CRT Business and Philips’ Glass Business) contributed to the Group by LGE and Philips. The values were determined by LGE and Philips, based on a number of factors including investment banks’ valuations, cash flow projections, negotiations between the Group’s Parents, and as set out in the JV Agreement.

Based on the amounts of net assets contributed by LGE and Philips and cash paid to LGE and Philips, assets contributed by LGE have been recorded at the book values that were contributed by LGE plus a partial step up of 17.74% of the fair value increment, and net assets contributed by Philips in respect of Philips’ Glass Business have been recorded at 100% of the fair value; such fair values having been determined by management and such accounting treatment is referred to as step-up accounting.

Based on the foregoing step-up accounting basis, the total amount of step-up increment recorded by the Group at the opening balance sheet date of June 30, 2001 was USD465 million, which was allocated by management to property, plant and equipment in the amount of USD30 million, to intellectual property rights (“IPR”) in the amount of USD71 million and to goodwill in the amount of USD364 million. The revaluation adjustment relating to property, plant and equipment is depreciated over the expected remaining useful lives of the respective assets, the value allocated to IPR is amortised over the expected useful lives of the related rights and during the period ended December 31, 2001, goodwill was amortised over 5 years. For financial periods commencing on or after January 1, 2002, the Group has adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which requires allocation of goodwill to reporting units and impairment review in lieu of amortisation of goodwill.

5.	Accounting policies

Basis of consolidation

These consolidated financial statements include the financial statements of the Group in which a direct or indirect controlling interest is maintained. All material intra-Group transactions and balances have been eliminated on consolidation.

Net income is reduced by the portion of the results of subsidiaries applicable to minority interests. The minority interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets.

Investment in unconsolidated companies

Investment in companies in which the Group has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it can be presumed to exist when the Group owns between 20% and 50% of the investee’s voting stock. Under the equity method, only the Group’s investment in and amounts due to and from the equity investee are included in the consolidated balance sheet; only the share of the investee’s earnings is included in the consolidated operating results; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the consolidated cash flows.

Investment in companies in which the Group does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded, then the investment is accounted for at cost. The Group recognises an impairment loss when an other-than-temporary decline in the value of an investment occurs.

Foreign currency transactions

The reporting currency adopted by the Group is the US dollar. The functional currency of foreign enterprises is generally the local currency, unless the primary economic environment requires the use of another currency.

Gains and losses arising from the translation or settlement of foreign-currency-denominated monetary assets and liabilities into the local currency are recognised in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of other comprehensive income (loss) within stockholders’ equity.

The balance sheet items of foreign enterprises are translated into US dollars at the rates of exchange prevailing at the balance sheet date. The results of foreign enterprises are translated into US dollars using the average rate for the year/period. The resulting exchange differences are reflected in the other comprehensive income component of stockholders’ equity. Cumulative translation adjustments are recognised as income or expense upon disposal or liquidation of a foreign entity.

Derivative financial instruments

The Group uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for commodity price risks. Applying SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, the Group measures all derivative financial instruments based on fair values derived from market prices of the instruments. Gains or losses arising from changes in the fair value of the instruments are recognised in the statement of operations during the period in which they arise to the extent that the derivatives have been designated as a hedge of recognised assets or liabilities, or to the extent that the derivatives have no hedging designation or are ineffective. The gains and losses on the designated derivatives substantially offset the changes in the values of the recognised hedged items, which are also recognised as gains and losses in the statement of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognised from commitment of the hedged item that is attributable to the hedged risk, are recorded in the statement of operations.

Changes in the fair value, resulting from the risk being hedged, of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in accumulated other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of a derivative that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either earnings or accumulated other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge.

The Group formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The Group discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Group continues to carry the derivative on the balance sheet as its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Group continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognises any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Group continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognised immediately in earnings. In all other situations in which hedge accounting is discontinued, the Group continues to carry the derivative at its fair value on the balance sheet and recognises any subsequent changes in its fair value in earnings.

Interest costs

Interest costs are expensed in the statement of operations in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of interest costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of interest costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Cash and cash equivalents

Cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. For the purpose of the consolidated statements of cash flows, the Group considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts regularly.

Investments

The Group classifies its investments in debt securities that have readily determinable fair values as available-for-sale. Unrealised holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income within stockholders’ equity until realised, at which time the realised gain or loss is included in income.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Interest income is recognised when earned. Gains or losses, if any, are recorded in financial income and expenses.

Investment in privately held companies are carried at cost, or estimated fair value if an other-than-temporary decline in value has occurred.

Other non-current assets

Loans receivable are stated at amortised cost, less the related allowance for impaired loans receivable. Management, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory cost is determined predominantly using the first in first out method (FIFO). A small number of locations use the average cost basis, however, this is not significantly different from FIFO.

The cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred to bring the inventories to their present location and condition. The costs of conversion of inventories include direct labor, fixed and variable production overheads and variable production cost, taking into account the stage of completion of the inventories.

Provision is made for obsolescence based on management’s best estimates.

Property, plant and equipment

Property, plant and equipment are stated at cost (plus step-up increment, where applicable) less accumulated depreciation. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These leased assets are amortised over the shorter of the lease term or the economic life of the property, plant and equipment. Assets constructed by the Group include direct manufacturing costs, production overheads and interest charges incurred during the construction period. Government grants are deducted from the cost of the related assets. The expenditure on assets under construction is recorded first in “Construction in progress” and then transferred to the appropriate asset account on completion. Depreciation is recorded using a straight-line method, based on the useful lives of the assets.

The principal depreciation rates used for this purpose are as follows:

•	Land	no depreciation
•	Buildings	20 - 50 years
•	Machinery	3 - 20 years
•	Other equipment	5 - 20 years

Gains and losses on the sale of property, plant and equipment are included in ‘other income’ in the statement of operations.

Maintenance and repairs are charged to the statement of operations; replacements and improvements to property, plant and equipment are capitalised and depreciated over the estimated useful lives of such assets.

Asset retirement obligation

In June 2001, the FASB issued SFAS No.143, ‘Accounting for Asset Retirement Obligations’. The Group adopted this Statement in 2003. Under the provisions of this Statement, the Group recognises the fair value of an asset retirement obligation in the period in which it is incurred, while an equal amount is capitalised as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset. Upon initial application of the Statement, the Group recognised a liability for existing asset retirement obligations adjusted for cumulative accretion to January 1, 2003. Additionally, the Group recorded the asset retirement cost as an increase to the carrying amounts of the associated long-lived assets and recognised the accumulated depreciation on such capitalised cost. The cumulative effect of the initial application of the Statement has been reported in the operating result for 2003, rather than recognised as a change in accounting principle, as the amount of asset retirement obligation was immaterial. The pro forma disclosure of the amount of the asset retirement obligation that would have been reported if the statement had been applied during all periods affected, has been omitted because the amounts were not material and the amount is less than USD0.7 million.

Goodwill

The Group adopted the provisions of SFAS No. 141, Business Combinations, as of July 1, 2001 and SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Consequently, goodwill is no longer amortised but instead tested for impairment annually or whenever impairment indicators so require. Prior to the adoption of SFAS No. 142, the Group applied the straight-line method for amortisation of goodwill over the period expected to benefit of 5 years.

SFAS No. 142 required the Group to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Group reassessed the useful lives and residual values of all intangible assets acquired. In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Statement required the Group to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Group was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Furthermore, the Group was required to determine the fair value of each reporting unit and to compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Group was required to perform the second step of the transitional impairment test. In the second step, the Group was required to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption of SFAS No. 142. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognised and unrecognised) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill.

The Group identified its reporting units and performed the transitional goodwill impairment test for each of those reporting units in the first quarter of 2002. An impairment loss of USD5 million was included in the statement of operations as a cumulative effect of a change in accounting principle as a consequence of the transitional impairment test.

In addition to the transitional goodwill impairment test, the Group performed its annual impairment test in the fourth quarter of 2002 and 2003. Fair value of the reporting units was determined using expected discounted future cash flows. Determining cash flows requires the use of judgements and estimates that have been included in the Group’s strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins.

Intangible assets other than goodwill

Intangible assets other than goodwill consist of patents, software, licenses and similar rights. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 and SFAS No. 142. Since January 1, 2002, the Group amortises, consistent with these statements, intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. In connection with the adoption of SFAS No. 142, the Group was required to reassess the lives of its intangible assets and determined that none of its intangible assets other than goodwill have indefinite useful lives. Before January 1, 2002, intangible assets were amortised on a straight-line basis over the shorter of their contractual rights or estimated useful lives.

Certain costs relating to the development and purchase of software for internal use are capitalised and subsequently amortised over the estimated useful life of the software and the amortisation charge for 2003 was USD4 million (2002: USD2 million, 2001: USD1 million).

Research and development

All costs of research and development are expensed in the period in which they are incurred.

Shipping and handling

Costs related to shipping and handling are included in cost of sales for all periods presented.

Advertising

Advertising costs are expensed, when incurred. The cost charged to the statement of operations in 2003 amounted to USD0.3 million (2002: USD0.3 million, 2001: USD3.3 million).

Impairment or disposal of long-lived assets and intangible assets other than goodwill

The Group accounts for impairment or disposal of intangible and tangible fixed assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognised in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell.

Restructurings

The provision for restructuring relates to the estimated costs of initiated reorganisations that have been approved by the Board of Management and publicly announced before year-end, and which involve the realignment of certain parts of the industrial and commercial organisation. When such reorganisations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

In June 2002, the FASB issued SFAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’. This statement nullifies the accounting for restructuring costs provided in EITF Issue No. 94-3 ‘Liability Recognition for Certain Employee Termination Benefit and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).’ The principal difference between SFAS No. 146 and EITF No. 94-3 that affects the Group relates to the timing of the recognition of a liability for a cost associated with an exit or disposal activity, including restructurings. SFAS No. 146 requires that a liability be recognised and measured at fair value only when incurred. In contrast, under Issue 94-3 the Group recognised a liability for an exit cost or recorded a restructuring provision when it committed to an exit plan. In addition, one-time termination benefits should be recognised over the period when employees will render service, if the service period required is beyond a minimum retention period. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002 and has been adopted by the Group as of January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Group’s consolidated financial statements.

Liabilities related to one-time employee termination benefits must be recognised ratably over the future service period when those employees are required to render services to the Group, if that period exceeds 60 days or a longer legal notification period. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002 and has been adopted by the Group as of January 1, 2003. The impact of the adoption of SFAS No. 146 on the income statement of 2003 due to application of its requirement in comparison with those of EITF No. 94-3 was not material.

Provisions

The Group recognises provisions for liabilities and probable losses that have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated.

Environmental liabilities and other contingencies

Provisions for environmental liabilities and other contingencies resulting from past operations or events are recognised when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Pursuant to the JV Agreement, environmental liabilities and certain tax contingencies arising in respect of the Philips and LGE CRT Businesses transferred to the Group, relating to events occurring on or prior to

June 30, 2001, were classified as “excluded liabilities” and were not transferred to the Group. These liabilities are the responsibility of Philips and LGE respectively and accordingly, no provision has been recorded in the Group’s financial statements as at December 31, 2003 or 2002 in respect of any such liabilities.

Revenue recognition

The Group recognises revenue when delivery has taken place pursuant to a customer purchase order, the sales price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time the product is shipped or services are rendered. Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges.

Government grants

Government grants, other than those relating to assets, are recognised in the statement of operations as qualified expenditures are incurred.

Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credits available for carry forward.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognised in the statement of operations in the period that includes the enactment date.

The Group provides a valuation allowance for deferred tax assets for which it does not consider realisation of such assets to be more likely than not.

Operating leases

Rentals payable in respect of assets held or provided under operating leases are accounted for in the statement of operations on a straight-line basis over the periods of the respective leases, where the amount of rentals payable is fixed. Variable rentals payable and receivable are recognised in the period incurred or earned, respectively.

Pension and other post-retirement plans

The Group accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, and SFAS No. 106, “Postretirement Benefits other than Pensions”, respectively. Most of the Group’s defined-benefit plans are funded with plan assets that have been segregated and restricted in a trust to provide for the pension benefits to which the Group has committed itself.

The Group has certain defined benefit pension plans covering a portion of its employees. Pension costs in respect of defined-benefit plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

The Group also has certain defined contribution pension plans where agreed amounts (usually based on a percentage of salary) are paid regularly to a pension plan. Expenses under these plans are recognized as incurred in the statement of operations. In certain countries, the Group also provides post-retirement benefits other than pensions. The cost relating to such plans consists primarily of the present value of the benefits attributed on an equal basis to each year of service, interest cost on the accumulated post-retirement benefit obligation, which is a discounted amount, and amortisation of the unrecognised transition obligation.

Further details of the Group’s pension and post-retirement pension plans are discussed in note 24 to the financial statements.

Unrecognised actuarial gains and losses are recognised in the income statement over the expected average remaining working lives of the employees participating in the plan.

Unrecognised prior service costs related to pension plans and post-retirement plans other than pensions are being amortised by assigning a proportional amount to the income statement of a number of years, reflecting the average remaining service period of the active employees.

Warranties and guarantees

Estimates for warranty costs are made based primarily on historical warranty claim experience. Estimated warranty costs are accrued at the time of sale and are recorded in cost of sales.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for matters such as allowance for uncollectible accounts receivable, inventory obsolescence, depreciation and amortisation, deferred taxes, provisions, impairment of long lived assets, assets and obligations related to employee benefits, valuation of investments and goodwill.

Recent accounting pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, which clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of this Statement had no material impact on the Group’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of SFAS No. 123, Accounting for Stock-Based Compensation. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it requires more prominent disclosures in both annual and interim financial statements. This new Statement does not have any material impact on the Group.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable-interest entities (“VIEs”) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (“Revised Interpretations”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Group’s second quarter of fiscal 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. Special Purpose Entities (“SPEs”) created prior to February 1, 2003 may be accounted for under the original or revised interpretation’s provisions, no later than the Group’s first quarter of fiscal 2004. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation’s provisions no later than the Group’s second quarter of fiscal 2004. The Group has not entered into any material arrangements with VIEs created after January 1, 2003. The Group is currently evaluating the effect that the adoption of FIN 46 for VIEs created prior to February 1, 2003 will have on its results of operations and financial condition.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement mainly amends Statement 133 in connection with implementation issues raised in relation to the application of the definition of a derivative. The application of this Statement had no effect on the Group’s financial statements.

In May 2003 the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity’. This Statement requires a reporting entity to classify the following instruments as liabilities (or assets in some circumstances):

a	A financial instrument issued in the form of shares that is mandatorily redeemable – that embodies an unconditional obligation requiring the reporting entity to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur;

b	A financial instrument issued by the Group, other than an outstanding share, that, at inception, embodies an obligation to repurchase the reporting entity’s equity shares, or is indexed to such an obligation, and that requires or may require the reporting entity to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the reporting entity’s equity shares that is to be physically settled or net cash settled);

c	A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the reporting entity must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

-	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the reporting entity’s equity shares;

-	Variations in something other than the fair value of the reporting entity’s equity shares, for example, a financial instrument indexed to the Standard & Poor 500 and settleable with a variable number of the reporting entity’s equity shares;

-	Variations inversely related to changes in the fair value of the reporting entity’s equity shares, for example, a written put option that could be net share settled.

The Group is currently assessing the impact that the adoption of SFAS No. 150 will have on its result of operations and financial position.

In December 2003, FASB Statement No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The new disclosure requirements are not effective for the Group’s foreign plans until fiscal years ending after June 15, 2004. The Group’s disclosures in Note 24 incorporate the relevant requirements of Statement 132 (revised).

In January 2004, FASB Staff Position 106-1 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was posted. The Group has opted for the one-time election to defer accounting for the economic effects of the new Medicare Act and accordingly discloses that the new Medicare Act was enacted in December 2003. The effects of this Act in so far as related to measures of the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost do not reflect the effects of the Act. Specific authoritative guidance on accounting for the federal subsidy is pending and that guidance, when issued, could require the Group to change previously reported information.

6.	Other income, net

Other income/ (expenses) comprise:

amounts in USD million

			Six-month
	Year	Year	period
	ended	ended	ended
	December 31, 2003	December 31, 2002	December 31, 2001
Gain on sale of subsidiaries	31	—	—
Royalty income	5	—	—
Amounts received from insurance claims	1	41	24
(Loss)/ Gain on disposal of fixed assets	(1)	1	(10)
Miscellaneous income/ (expenses)	25	9	(2)

	61	51	12

7.	Restructuring and impairment costs

As the Group is impacted by worsening market conditions and increased price erosion, it has undertaken a number of restructuring programs during 2002 and 2003.

The following table presents the movements in restructuring provisions during the year:

amounts in USD million

	Balance as of				Balance as of
	January 1,				December 31,
	2003	Charge	Utilised	Releases	2003
Write-down of assets	—	(764)	764	—	—
Personnel costs	(46)	(143)	110	—	(79)
Other costs	(24)	(35)	18	—	(41)

Total	(70)	(942)	892	—	(120)

amounts in USD million

	Balance as of				Balance as of
	January 1,				December 31,
	2002	Charge	Utilised	Releases	2002
Write-down of assets	—	(456)	456	—	—
Personnel costs	(9)	(90)	45	8	(46)
Other costs	(14)	(24)	14	—	(24)

Total	(23)	(570)	515	8	(70)

Asset write-downs for both 2003 and 2002 were mainly related to CPT and CDT operations. The charge in 2003 included impairment for goodwill of USD89 million.

The movements in the restructuring provision in 2003 are presented by business segment as follows: amounts in USD million

	Balance as of				Balance as of
	January 1,				December 31,
	2003	Charge	Utilised	Releases	2003
CPT	(38)	(590)	560	—	(68)
CDT	(15)	(199)	215	—	1
COMP	(17)	(153)	117	—	(53)

Total	(70)	(942)	892	—	(120)

Additions during 2003 of USD942 million are presented by business segment as follows: amounts in USD million

	Write-down of	Personnel
	assets	costs	Other costs	Total
CPT	(494)	(74)	(22)	(590)
CDT	(196)	(2)	(1)	(199)
COMP	(74)	(67)	(12)	(153)

Total	(764)	(143)	(35)	(942)

The movements in the restructuring provisions in 2002 are presented by business segment as follows: amounts in USD million

	Balance as of				Balance as of
	January 1,				December 31,
	2002	Charge	Utilised	Releases	2002
CPT	(3)	(252)	217	—	(38)
CDT	(4)	(247)	230	6	(15)
COMP	(16)	(71)	68	2	(17)

Total	(23)	(570)	515	8	(70)

Additions during 2002 of USD570 million are presented by business segment as follows: amounts in USD million

	Write-down of	Personnel
	assets	costs	Other costs	Total
CPT	(190)	(48)	(14)	(252)
CDT	(222)	(19)	(6)	(247)
COMP	(44)	(23)	(4)	(71)

Total	(456)	(90)	(24)	(570)

A number of restructuring programs were announced and charged to the statement of operations in 2003 as follows:

In January 2003, the Group announced the downsizing of operations in Sittard and Stadskanaal, both in The Netherlands. Their related restructuring costs were USD14 million and USD3 million respectively.

In April 2003, the Group announced the intention to consolidate its competence centre activities in Eindhoven (The Netherlands). The Washington site in Tyne & Wear (UK) was closed, resulting in restructuring costs of USD5 million.

In May 2003, the Group announced the closure of the Newport (UK) and Southport (UK) plants, resulting in a charge of USD18 million and USD5 million respectively.

In June 2003, the Group announced the downsizing of the Blackburn (UK) plant, resulting in restructuring costs of USD11 million.

In October 2003, the Group communicated to the employees of Aachen Glass (Germany) about the downsizing of operations, resulting in a charge of USD7 million.

In December 2003, the Group announced the closure of Aachen CPT (Germany) and Simonstone Glass (UK), resulting in a charge of USD207 million.

In addition to the above, other restructuring costs of USD56 million were incurred at other locations. Furthermore, the Group assessed the carrying values of long-lived assets and recorded impairment losses of USD616 million in 2003 in Korea, South America, U.K., China, France, The Netherlands and other sites.

The number of staff affected by the restructuring programs in 2003 is estimated by management to be around 3,500 persons.

The total amount of costs incurred for the year and expected to be incurred associated with the fiscal year 2003 actions by reporting segments are:

amounts in USD million

	Amount
	incurred for
	the year and
	the
	cumulative
	amount	Expected
	incurred to	cost to be
	date	incurred
CPT	(590)	(28)
CDT	(199)	(7)
COMP	(153)	(8)

Total	(942)	(43)

The above-mentioned activities are expected to be completed by 2004.

8.	Finance income and expenses

Finance income and expenses are set out below:

amounts in USD million

			Six-month
	Year ended	Year ended	period ended
	December	December	December
	31, 2003	31, 2002	31, 2001
Interest income	3	8	8
Interest expense, gross	(86)	(100)	(60)
Interest capitalised	—	2	7

Interest expense (net)	(83)	(90)	(45)
Impairment loss on available-for-sale securities (note 17)	(4)	—	—
Foreign exchange gains/ (losses)	44	(16)	(6)
Miscellaneous financing costs	(14)	(16)	(6)

	(57)	(122)	(57)

A loan facility amendment fee of USD1.85 million, was paid in May 2002 and is amortised over the remaining period of the related syndicated loan facility. In addition, an arrangement fee of USD0.2 million was incurred in respect of the issuance of the Group’s EUR200 million Floating Rate Notes (“FRN”), and which are being amortised over a period of 5 years, being the term of the FRN. During 2001, loan arrangement costs of USD35 million arose in respect of the Group’s syndicated loan facility and such costs are being amortised over the term of the revolving loan. Miscellaneous financing costs represent the amortisation charge of loan arrangement fees over the respective periods of such loans.

9.	Taxes

Income taxes

Net tax credit on income from operations amounted to USD18 million in 2003 (2002: tax benefit of USD2 million, 2001: tax expense of USD10 million).

Loss before taxes comprises:

amounts in USD million

			Six-month
			period
	Year ended	Year ended	ended
	December	December	December
	31, 2003	31, 2002	31, 2001
The Netherlands	(59)	(303)	(41)
Foreign	(818)	(224)	(304)

	(877)	(527)	(345)

Tax expense charge/(credit) comprises:

amounts in USD million

			Six-month
			period
	Year ended	Year ended	ended
	December	December	December
	31, 2003	31, 2002	31, 2001
The Netherlands:
Current taxes	1	—	—
Deferred taxation	—	3	—

	1	3	—
Overseas:
Current taxes	7	20	12
Deferred taxation	(26)	(25)	(2)

	(19)	(5)	10

	(18)	(2)	10

The major reconciling item between the weighted average statutory income tax rate as a percentage of income before taxes and effective income tax rate is the change in valuation allowance.

The tax effects of transactions recorded as other comprehensive income (loss) within stockholders’ (deficit)/ equity are recognised on a net-of-tax basis. The tax charge relating to the deferred results on hedge transactions was not considered material. Other items affecting other comprehensive income do not have tax consequences.

Deferred tax

The principal components of deferred tax in the balance sheet are set out below:

amounts in USD million

	2003		2002
	Assets	Liabilities	Assets	Liabilities
Intangible assets	77	—	79	—
Property, plant and equipment	136	(16)	25	(57)
Inventories	—	(2)	1	(3)
Receivables	1	(1)	2	(2)
Provisions:
Pensions	2	—	1	—
Restructuring	7	—	52	—
Others	16	(1)	18	—
Other assets	5	—	2	—
Other liabilities	1	—	—	(2)
Tax losses	405	—	147	—

	650	(20)	327	(64)
Valuation allowance	(618)	—	(270)	—

Net deferred tax assets/ (liabilities)	32	(20)	57	(64)
Net deferred tax position	12	—	—	(7)

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies, including those undertaken in conjunction with the Group’s Parents, in making this assessment. In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2002 and 2003.

The valuation allowance for deferred tax assets as of December 31, 2003, 2002 and 2001 was USD618 million, USD270 million and USD127 million respectively. The net change in the total valuation allowance for the year ended December 31, 2003 and 2002 was an increase of USD348 million and USD143 million, primarily representing the change in property, plant and equipment and tax losses.

The amounts haves been classified in the consolidated balance sheet as follows:

amounts in USD million

	2003		2002
	Deferred	Deferred	Deferred	Deferred
	tax asset	tax liability	tax asset	tax liability
Current portion	13	(4)	6	(3)
Non-current portion	17	(14)	35	(45)

	30	(18)	41	(48)

At December 31, 2003, the Group has net operating loss carry forwards for income tax purposes of USD1,109 million (2002: USD590 million) which are available to offset future taxable income.

At December 31, 2003, estimated tax loss carry forwards are expected to expire as follows:

Total	2004	2005	2006	2007	2008	2009 to 2023	Unlimited
1,109	—	55	—	5	74	241	734

The Group makes estimates of amounts payable for taxation based on its interpretation of the relevant tax rules and legislation, which in certain aspects is subject to interpretation and varying local practice. Management is satisfied that all material amounts payable in respect of corporate taxes, sales tax and value added tax and similar amounts where appropriate have been adequately accrued for in the financial statements.

10.	Cumulative effect of a change in accounting principle

As at January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets. On January 1, 2002, with the adoption of SFAS No. 142, the Group allocated the carrying amount of goodwill as at that date to its reporting units by reference to the estimated fair value of the net assets as at January 1, 2002. The Group then followed the two-step approach for the goodwill transitional impairment test. In the first step of the impairment test, the Group calculated the fair value of each reporting unit and compared the amount with the carrying amount of the reporting units. Where the fair value was lower than the carrying amount, the second step of the goodwill impairment test was undertaken. An impairment loss of USD5 million was recorded as of January 1, 2002 as the cumulative effect of a change in accounting principle as a consequence of the adoption of SFAS No. 142.

As a result of the adoption of SFAS No. 142, goodwill has no longer been amortised. Should amortisation have continued to be appropriate, this would have resulted in an amortisation expense of USD72 million during 2002.

11.	Cash and cash equivalents

Cash balances are held in various locations throughout the world including substantial amounts held outside of The Netherlands. Although the Group intends to include cash balances from many locations as possible in a global cash pooling system, the repatriation of some foreign balances is restricted by local laws and exchange controls in certain jurisdictions in respect of which cash and cash equivalents of USD163 million (2002: USD50 million) was recorded in the consolidated balance sheet. Where local restrictions prevent an efficient inter-company transfer of funds, the Group’s intention is that cash balances would remain in the foreign country and the Group would meet liquidity needs through ongoing cash flows, external borrowings or both.

12.	Accounts receivable

Accounts receivable includes trade and notes receivable from sales of goods and services to customers.

The changes in the allowance for doubtful accounts are as follows:

amounts in USD million

	2003	2002	2001
Balance as of January 1	27	24	20
Charge during year	4	17	2
Write-offs charged against the allowance	(34)	(21)	(4)
Recovery of amounts previously written off	12	7	6

Balance as of December 31,	9	27	24

13.	Inventories

Inventories comprise:

amounts in USD million

	2003	2002
Raw materials and supplies	128	161
Work in progress	54	94
Finished goods	129	128

	311	383
Less: Provisions for obsolete inventory	(22)	(19)

Total	289	364

14.	Related party transactions

In addition to those disclosed elsewhere in these financial statements, the following sets out material related party transactions between the Group and related parties:

amounts in USD million

					Six-month
	Year ended		Year ended		period ended
	December 31,		December 31,		December 31,
	2003		2002		2001
	LGE	Philips	LGE	Philips	LGE	Philips
Sales	718	799	766	958	207	500
Purchases	141	48	434	41	92	42
Amount due (to)/ from LGE and Philips at December 31,
Amount due to	(39)	(9)	(27)	(35)	(63)	(25)
Amount due from	66	83	106	148	150	68

In the opinion of management, the above material transactions have been entered into by the Group in the normal course of its business.

The credit terms offered to LGE and Philips were both at 45 days month-end. Both LGE and Philips agreed to prepay not more than USD50 million each for those balances at 15 days month-end.

The Group transferred its interest in LG.Philips Displays Austria to Philips Austria. The sales proceeds amounted to USD21 million. The result for the year ended December 31, 2003 included the gain on this disposal of this interest for USD24 million in light of the net liabilities disposed. Following such sale, the Group has made certain guarantees to indemnify Philips for third party claims for any liabilities, obligations, contingent liabilities or any other risks created by the Group’s Austrian operations during the period when the Group controlled these operations. This guarantee shall not exceed in aggregate a maximum amount of Euro 5 million, except for risks of product liability, where no maximum amount will apply. Management has determined that the fair value of this guarantee is wholly insignificant.

At the end of 2003, LG.Philips Displays Wales signed a real estate sales contract with LGE. LGE has paid USD13 million deposit to the Group in December 2003. The gain of the real estate sales amounts to USD16 million and is expected to be recognised in 2004 when the legal title will be transferred from the Group to LGE.

LPD has various operating businesses in the United Kingdom, which are part of a legal branch of LG.Philips Displays Netherlands BV (“LPDN”). The UK operations have been loss making and management is satisfied that current year tax losses are available for carry forward and consortium relief.

LPDN and Philips Electronics UK (“PEUK”) have entered into a Compensation Agreement for Tax Losses (“the Agreement”) whereby PEUK will pay LPDN for the benefit of current year tax losses it can utilise under consortium relief provisions. The availability and utilisation of the losses is dependant on such consortium relief loss surrenders being in compliance with European Union legislation, and leading Legal Counsel in the UK has given a firm opinion to this effect. Under the Agreement, payment is made by PEUK to LPDN for 50% of LPDN’s UK losses on the basis of estimated tax losses available. The tax benefit is shared 50/50 between PEUK and LPDN. Consequently, LPDN receives GBP7.5 per GBP100 of current year tax losses.

During 2003, LPDN had received GBP6 million (USD10 million) from PEUK for the transfer of LPDN’s UK tax losses (for 2002 and 2003). These amounts would be repayable to PEUK should the consortium relief claims be held to be invalid.

Results for the year ended December 31, 2002 included fire insurance claimed from LGE of USD40.5 million (2001: USD24 million), the sales of intellectual property to Philips of USD20 million (2001: nil), quality rebates from LGE of USD3 million (2001: nil), R&D service provided to LGE of USD5 million (2001: nil) and income of USD3 million (2001: nil) from LGE relating to divestment of ‘Fly Back Transformer’ business.

On June 25, 2004, subject to fulfillment of the conditions precedent which management fully expects to meet, the Group reached agreement with the lenders in the bank syndicate on a restructuring of the Group’s syndicated loan. The restructuring includes revised loan covenants, a waiver of previous breaches of loan covenants, a revised repayment schedule of amounts due under the syndicated loan and additional equity of USD500 million to be provided by the Company’s shareholders. Refer also to note 3.

Both LGE and Philips have provided certain indemnities for various items including certain litigation matters and also pre-formation liabilities such as certain tax liabilities and environmental liabilities that may come to light in respect of events or conditions relating to periods prior to June 30, 2001.

Additionally, the Group has service level agreements with both LGE and Philips. The Group makes payment to LGE and Philips pursuant to service level agreements, and services provided by LGE and Philips are charged on a cost plus basis and vice versa where the Group provides services to LGE and Philips.

15.	Other current assets

Other current assets primarily consist of prepaid expenses.

16.	Investment in an unconsolidated company

In December 2003, the Group made a down payment in respect of an investment in Henan Anfei Electronic Glass Company Limited (“Anfei”) amounting to USD3 million.

At December 31, 2003, Anfei was still awaiting the grant of the final business license from the Chinese Government so that this USD3 million was treated as an initial investment in Anfei as finalisation of the Group’s investment was subject to receipt of that business license. As the Group was not able to exercise significant influence over Anfei as of December 31, 2003, the investment was recorded at cost in the Group’s consolidated balance sheet.

Since the year end, the business license for Anfei has been approved after which the Group has increased its equity investment to USD23 million in line with its 34% shareholding.

After this further equity injection, and the receipt of the business license, the Group expects to adopt the equity method of accounting in respect of this investment.

The changes during 2003 are as follows: amounts in USD million

Investments
Balance as of January 1, 2003	—
Acquisitions/ additions	3

Balance as of December 31, 2003	3

17.	Other non-current financial assets

The changes during 2003 are as follows: amounts in USD million

Available-for-sale
security
investments
Balance as of January 1, 2003	—
Acquisitions during the year	17
Adjustment to fair value	(4)

Balance as of December 31, 2003	13

During year 2003, the Group invested in a bond issued by LG Card amounting to USD17 million. This investment, which is classified in “Investments”, is an available-for-sale security. LG Card is currently undergoing financial difficulties and restructuring and in light of those circumstances, a valuation allowance of USD4 million has been recorded against this investment.

18.	Other non-current assets

Included in other non-current assets in 2003 are amounts receivable of USD11.6 million (2002: Nil), net of allowance of USD2.5 million (2002: Nil) from a former group company that was divested during 2003.

Other non-current assets in 2002 related to the unamortised portion of the arrangement fee in respect of the USD2 billion syndicate loan facility and the EUR200 million FRN.

19.	Property, plant and equipment

amounts in USD million

COST

		Land and		Other	Construction
	Total	Buildings	Machinery	equipment	in progress
Balance as of January 1, 2003	3,106	786	1,493	130	697
Additions	208	22	65	10	111
Transfer from/(to) other fixed assets	—	28	693	7	(728)
Disposals and write-offs	(212)	(115)	(82)	(12)	(3)
Translation differences	196	27	132	10	27

	192	(38)	808	15	(593)
Balance as of December 31, 2003	3,298	748	2,301	145	104

ACCUMULATED DEPRECIATION

		Land and		Other	Construction
	Total	Buildings	Machinery	equipment	in progress
Balance as of January 1, 2003	(653)	(154)	(462)	(37)	—
Depreciation charged for the year	(294)	(27)	(243)	(24)	—
Impairments	(675)	(133)	(476)	(12)	(54)
Disposals and write-offs	158	108	43	7	—
Translation differences	(110)	(15)	(88)	(7)	—

	(921)	(67)	(764)	(36)	(54)
Balance as of December 31, 2003	(1,574)	(221)	(1,226)	(73)	(54)

Net book value at December 31, 2003	1,724	527	1,075	72	50

Net book value at December 31, 2002	2,453	632	1,031	93	697

Land (with a book value of USD31 million) is not depreciated.

In view of the declining CRT market, the Group recorded impairment charges of USD675 million to adjust its property, plant and equipment.

No interest was capitalised during the year ended December 31, 2003 (2002: USD2 million; 2001: USD7 million).

At December 31, 2003, the gross amounts of machinery and equipment and related accumulated depreciation, amortisation and impairment recorded under capital leases were as follows:

amounts in USD million

	2003	2002
Machinery and installations	—	53
Other equipment	—	4

	—	57
Less: Accumulated depreciation/ impairment	—	(57)

Total	—	—

20.	Leases

The Group has non-cancellable operating leases, primarily for computer equipment, that expire within the next year. These leases generally contain renewal options for periods ranging from three to five years. The operating leases also include non-cancellable operating leases for property, which expire over periods ranging from 2 years to 10 years.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2003 are:

amounts in USD million Year ending December 31

2004	22
2005	16
2006	11
2007	10
2008	9
After 5 years	23

Total minimum leases payments	91

Operating lease expenses amounted to USD29.9 million in 2003 (2002: USD28.0 million, 2001: USD15.0 million).

21. Goodwill and intangible assets amounts in USD million

COST

				Other
	Total	Goodwill	Software	intangibles
Balance as of January 1, 2003	448	364	7	77
Acquisition / additions	5	—	5	—
Transfer from/(to) other intangible fixed assets	—	—	4	(4)
Disposal and write-offs	(4)	—	—	(4)
Translation differences	1	—	1	—

	2	—	10	(8)
Balance as of December 31, 2003	450	364	17	69

ACCUMULATED AMORTISATION

				Other
	Total	Goodwill	Software	intangibles
Balance as of January 1, 2003	(58)	(41)	(3)	(14)
Amortisation	(16)	—	(4)	(12)
Impairments	(89)	(89)	—	—
Transfer from/(to) other intangible fixed assets	—	—	(1)	1
Disposal and write-offs	4	—	—	4
Translation differences	(1)	—	(1)	—

	(102)	(89)	(6)	(7)
Balance as of December 31, 2003	(160)	(130)	(9)	(21)

Net book value at December 31, 2003	290	234	8	48

Net book value at December 31, 2002	390	323	4	63

During the fourth quarter of 2003, the Group performed its annual impairment review for goodwill and recorded an additional non-cash charge of USD89 million. The charge is to reduce the carrying value of goodwill at the CDT product segment. The USD89 million charge reflects CDT’s lower than expected performance due to higher than expected price erosion. The fair value of CDT was estimated using the present value of expected future cash flows.

The Group will continue to evaluate goodwill on an annual basis as of the fourth quarter, and whenever events and changes in circumstances indicate that there may be a potential impairment. Future goodwill impairment tests could result in further charges to earnings.

Amortisation expense related to amortising intangible assets was USD16 million for the year ended December 31, 2003 (2002: USD11 million; 2001: USD5 million).

If the provisions of SFAS No. 142 had been in effect for all periods presented, the Group’s net loss for the six-month period ended December 31, 2001 would have been as follows: -

amounts in USD million

			Six-month
	Year ended	Year ended	period ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Reported net loss	(872)	(532)	(348)
Add: amortisation of goodwill	—	—	36
Add/ (less): impairment charge	—	5	(5)

Adjusted net loss	(872)	(527)	(317)

Amortising intangible assets

At December 31, 2003, amortising intangible assets consisted of: amounts in USD million

		Weighted average
	Gross carrying	amortisation period	Accumulated
	amount	(years)	amortisation
Acquired intangible assets
Software	17	3	(9)
Intellectual property rights	57	10	(14)
Technology-based	10	5	(5)
Other intangible assets	2	5	(2)

	86	7.27	(30)

At December 31, 2002, amortising intangible assets consisted of:

amounts in USD million

		Weighted average
	Gross carrying	amortisation period	Accumulated
	amount	(years)	amortisation
Acquired intangible assets
Software	7	3	(3)
Intellectual property rights	60	10	(9)
Technology-based	11	5	(3)
Other intangible assets	6	5-10	(2)

	84	7.33	(17)

The estimated amortisation expense for these amortising intangible assets for each of the five succeeding years are:

amounts in USD million

2004	12
2005	11
2006	7
2007	6
2008	6

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 are as follows: amounts in USD million

	2003	2002
Balance as of January 1,	323	328
Cumulative effect of a change in accounting principle	—	(5)
Impairment loss	(89)	—

Balance as of December 31,	234	323

22.	Provisions and other liabilities Provisions comprise: amounts in USD million

	2003		2002
	Current	Non current	Current	Non current
	portion	portion	portion	portion
Pensions	—	7	1	4
Other post-retirement benefits	1	38	—	32
Restructuring	110	10	61	9
Jubilee	1	4	3	5
Obligatory severance payment	7	25	4	26
Warranty	5	5	3	6
Other liabilities	187	2	134	4

	311	91	206	86

Other liabilities primarily consist of unrealised position from hedging instrument, accrued staff salaries and welfare, interest and other short-term liabilities.

23.	Long-term and short-term debt

Long-term debt in multi-currencies comprise:

amounts in USD million

			Amount
			outstanding		Amount
			at		outstanding
	Range of	Average rate	December	Years of	at December
	interest rates	of interest	31, 2003	maturity	31, 2002
Long-term bank loans	2.03 – 7.83%	3.24%	941	2 to 7 years	1,325
Capital lease obligations	4.20%	4.20%	—	1 year	27
Other	2.50 – 4.79%	4.66%	265	2 to 10 years	222

			1,206		1,574
Less: current portion			—		(28)

			1,206		1,546

In July 2002, a private placement of EUR200 million Floating Rate Note (“FRN”) due 2007 was made. These notes were issued by a wholly owned subsidiary LG.Philips Displays Finance LLC at par and carry a coupon rate of 2.625% per annum over the six months Euribor rate. The notes are unsecured and are guaranteed by LG.Philips Displays Holding B.V. The proceeds from the FRN issue were primarily used to fund the general working capital and restructuring projects undertaken in the Group.

Based on the loan agreements, at December 31, 2003, the long-term debt is expected to be repaid as follows in the coming five years: amounts in USD million

Year ending December 31
2005	181
2006	170
2007	423
2008	162
Thereafter	270

1,206

Equipment with a carrying value of USD50 million (2002: USD127 million) in a subsidiary in the People’s Republic of China (“PRC”) has been pledged as security in respect of a portion of the long-term bank loans in the amount of USD60 million (2002: USD96 million).

Short-term debt comprises:

amounts in USD million

	2003	2002
Bank loans	889	480
Capital lease obligations	—	21
Other short-term interest-bearing loans	2	—

	891	501
Portion of long-term debt included under current-liabilities	—	28

	891	529

During 2003, the weighted average interest rate on the bank borrowings was 2.91% (2002: 3.27%).

At December 31, 2003, the Group was in breach of certain covenants in respect of the Group's USD2,000 million syndicated loan facility. As set out in note 3, on June 25, 2004, the Group successfully completed the restructuring of the amounts outstanding under the syndicated loan agreement which included, amongst other things, a revised loan repayment schedule.

Property, plant and equipment with a carrying value of USD67 million (2002: USD91 million) in the subsidiaries in the PRC comprising buildings, land use rights and equipment have been pledged as security in respect of a portion of short-term bank loans in the amount of USD76 million (2002: USD31 million).

Accounts receivable with a carrying amount of USD39 million (2002: USD2 million) has been pledged as security in respect of a portion of short-term bank loans in the amount of USD39 million (2002: USD2 million).

24.	Pensions and other post-retirement benefits

(a)	Defined benefit pension plans

Operations of the Group located in Brazil, Germany and Taiwan have defined benefit pension plans covering certain qualified employees. The assets of the plans are held separately from those of the Group. The Group contributes, as necessary, an amount determined by reference to actuarial valuations. Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

(b)	Multi-employer pension plans

Certain employees of operations of the Group located in the Netherlands, the United States of America, the United Kingdom (excluding operations in Wales), Austria and France participate jointly with employees of Philips in the defined benefit pension plans established in the relevant jurisdictions by Philips (the “multi-employer pension plans”) pursuant to the service level agreements between the Group and Philips. Under the pension plan arrangements, pension plan assets in respect of the Group’s employees are not segregated from those in respect of Philips’ employees and the plans are accounted for as multi-employer plans. The amounts of pension contributions made by the Group are determined by reference to Philips consulting actuaries. Pension contributions paid and due for the year/period are charged to the statement of operations as pension costs.

(c)	Defined contribution pension arrangements

Defined contribution pension plans covering qualified employees are in place for operations of the Group located in Hong Kong, China, Korea, Mexico, Slovakia, Czech Republic and Singapore. Pension contributions are determined based on either specific rates set out in the rules of the relevant pension plans or local regulatory requirements. The amount of pension contributions paid and due for the year/period are charged to the statement of operations as pension costs.

(d)	Defined benefit post-retirement plans

The Group offers defined benefit post-retirement plans in United States of America and Brazil to provide benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Contributions made by the Group are determined by reference to independent actuarial valuations. The net periodic costs are recognised as employees render the services necessary to earn the post-retirement benefits.

(e)	Other post-employment benefits plans

In certain jurisdictions the Group also offers post-employment benefits or severance plans to eligible employees upon voluntary terminations. The amount of benefits is determined based on the Group’s employee benefits policies in the relevant locations and is generally based on the years of service by the employees. The costs of such benefits are accrued and charged to the statement of operations in the year/period when employees of these locations become eligible.

Provided below is a table with a summary of the changes in the pension benefit obligations and defined pension plan assets for 2003 and 2002, and a reconciliation of the funded status of these plans to the amounts recognised in the consolidated balance sheets.

Also provided below is a table with a summary of the changes in the accumulated postretirement benefit obligations and plan assets for 2003 and 2002, and a reconciliation of the obligations to the amounts recognised in the consolidated balance sheets.

amounts in USD million

	2003	2002	2003	2002
Benefit obligation	Pension benefits		Postretirement benefits
Benefit obligation as of January 1,	29.1	53.9	37.4	32.9
Service cost	0.6	0.6	0.3	0.3
Interest cost	3.6	3.8	3.4	3.1
Actuarial loss	1.5	—	4.5	—
Curtailments	—	(16.6)	—	—
Benefit paid	—	(1.8)	(1.2)	(0.3)
Exchange rate differences	7.1	(12.3)	2.0	—
Miscellaneous	—	1.5	—	1.4

Benefit obligation as of December 31	41.9	29.1	46.4	37.4

amounts in USD million

	2003	2002	2003	2002
Plan assets	Pension benefits		Postretirement benefits
Fair value of plan assets as of January 1,	26.8	36.6	—	—
Actual return on plan assets	5.7	3.9	—	—
Employee contributions	0.1	0.1	—	—
Employer contributions	0.4	0.3	—	—
Curtailments	—	(3.9)	—	—
Benefits paid	—	(1.8)	—	—
Exchange rate differences	6.7	(10.4)	—	—
Miscellaneous	—	2.0	—	—

Fair value of plan assets as of December 31,	39.7	26.8	—	—
Funded status	(2.2)	(2.3)	(46.4)	(35.3)
Unrecognised prior service cost	0.4	0.3	0.3	0.2
Unrecognised net (gain) loss	(2.0)	(0.5)	7.4	2.9

Net balance	(3.8)	(2.5)	(38.7)	(32.2)

Classification of the net balances is as follows:
- Prepaid pension costs under non-current receivable	3.2	2.1	—	—
- Provisions for pensions under provisions	(7.0)	(4.6)	(38.7)	(32.2)

	(3.8)	(2.5)	(38.7)	(32.2)

Information for pension plans with accumulated benefit obligation in excess of plan assets amounts in USD million

	2003	2002
Projected benefit obligation	7.0	4.6
Accumulated benefit obligation	6.1	3.9
Fair value of plan assets	—	—

The components of net periodic pension costs of major defined-benefit and post-retirement plans were as follows:

	2003	2002	2001	2003	2002	2001
	Pension benefits			Post-retirement benefits
Service cost-benefits earned during the period	0.6	0.6	4.5	0.3	0.3	0.1
Interest cost on the projected benefit obligation	3.6	3.8	2.6	3.4	3.1	0.4
Expected return on plan assets	(3.7)	(4.5)	(4.8)	—	—	—
Net actuarial loss recognised	0.7	—	1.0	0.3	—	—
Amortisation of prior service cost		—	1.0	—	—	—
Other	0.1	3.1	(1.2)	0.1	—	0.1

Net periodic pension cost	1.3	3.0	3.1	4.1	3.4	0.6

The Group used the following assumptions, calculated based on weighted average, to measure the benefit obligations at December 31 as follows:

	2003	2002	2003	2002
	Pension benefits		Post-retirement benefits
Discount rate	12.0%	10.9%	7.5%	7.9%
Rate of compensation increase	6.7%	5.4%	1.5%	1.4%

The Group used the following assumptions, calculated based on weighted average, to measure the net periodic benefit cost for years ended December 31 as follows:

	2003	2002	2003	2002
	Pension benefits		Post-retirement benefits
Discount rate	10.9%	10.0%	7.9%	8.1%
Rate of compensation increase	5.4%	5.0%	1.4%	1.2%
Expected long-term return on plan assets	12.8%	11.7%	12.8%	11.7%

Assumed healthcare cost trend rates at December 31:

	2003	2002
Healthcare cost trend rate assumed for next year	9.6%	9.2%
Rate that the cost trend rate will gradually reach	6.0%	6.0%
Year that the rate reaches the rate it is assumed to remain at	2008	2008

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1-	1-
	Percentage-	Percentage-
	Point	Point
	Increase	Decrease
Effect on total of service and interest cost	0.5	(0.4)
Effect on post-retirement benefit obligation	5.6	(4.7)

The Group also sponsors defined-contribution and similar-type plans for a significant number of salaried employees. The total cost of these plans amounted to USD4.6 million (2002: USD0.7 million, 2001: USD0.2 million). The contributions to the multi-employer plans amounted to USD14.2 million in 2003 (2002: USD11.0 million, 2001: USD5.5 million).

25. Disposal of subsidiaries

During the year, the group disposed certain interests of its subsidiaries for USD21 million, satisfied in cash.

amounts in USD million	2003
Net assets disposed
Cash and cash equivalent	—
Accounts receivable	(4)
Inventories	(18)
Other current assets	(11)
Property, plant and equipment	(2)
Accounts payable	6
Other provisions and liabilities	23
Other non-current liabilities	21

Net identifiable assets and liabilities	15
Total proceeds received, satisfied in cash	21

Gain on disposal of subsidiaries	36

26. Financial instruments and risks

The Group runs a global business. Hence, it is exposed to global market risks, including currency risk, interest rate risk, commodity risk and credit risk.

The Group does not purchase or hold derivative financial instruments for trading purposes.

Currency risk

The Group has the functional currency in US dollars. The Group has a significant proportion of its revenues and costs denominated in Euros, Pound Sterling, Chinese Yuan and Korean Won as it has substantial presence in terms of sales, production, administration and design and engineering in Europe, China and Korea. Consequently, fluctuations in Euros, Pound Sterling, Chinese Yuan and Won against US dollars can have a material impact on the Group’s financial results.

The Group is exposed to currency risks in the following areas:

•	Transaction exposure arising from transactions denominated in currencies other than the Group’s functional currency, such as existing and forecast sales and purchases, and account receivables and payables;

•	Translation exposures of non-functional-currency-denominated debt of the Group;

•	Translation exposures of non-functional-currency-denominated intercompany loans to the its subsidiaries; and

•	Translation exposures of non-functional-currency-denominated equity investments.

The Group has adopted the following Risk Management Policy:

Hedging is allowed for transaction exposures denominated in currencies other than the functional currencies of the local organizations. Local treasury managers and/or financial controllers are responsible for identifying, measuring and arranging hedges for the foreign currency exposures arising from material transactions. Forwards are allowed to be used to hedge committed and anticipated foreign currency exposures. Generally the maximum tenor of the hedges is less than 12 months.

Hedging is allowed for translation exposures, which may have potentially material impact on the Group’s net income and equity. Forwards and options are allowed for hedging translation exposures. Hedging for translation exposures can only be arranged by the Group’s Corporate Treasury.

Intercompany loans to the Group’s subsidiaries are generally provided in the functional currency of the borrowing entity. Fluctuation in the functional currency of borrowing entity against US dollars will give rise to translation exposures which may have a significant impact on the Group’s net income and equity. Generally, the Group hedges these translation exposures by using forwards.

The Group does not currently hedge the foreign currency exposures arising from non-functional-currency-denominated equity investments.

The Group uses foreign exchange derivatives to manage its currency risks. An instantaneous 10% change in US dollars against other currencies (EUR, GBP, CZK and SKK) and an instantaneous 10% increase in Euro against other currencies (GBP and CZK) from their levels at December 31, 2003, with all other variables held constant, would result in the following changes in the fair value of the Group’s financial derivatives.

	Sensitivity to a 10%	Sensitivity to a 10%
	increase in US dollars versus	increase in the Euro
	the Euro, the British Pound,	against the British
	the Czech Koruna and the	Pound and the
Amounts in USD million	Slovak Koruna	Czech Koruna
Derivatives related to transaction exposure	1.8	0.2
Derivatives related to translation exposure arising from the intercompany loans to subsidiaries	34.9	12.4

Changes in the fair value of the hedges and the underlying hedged transactions are reported in the income statement. Changes in the fair value of hedges in respect of translation exposures are recognised in the income statement to the extent they are offset by changes in the fair value of the hedged items in the income statement.

The changes in fair value of the hedges in case of a 10% appreciation in US dollars against the above named currencies and the Euro against the above named currencies are estimated below:

Maturity
	Maturity	> 3 months and < 6
Amounts in USD million	0-3 months	months
Change in fair value of forwards	32.8	16.5
Change in fair value of options	—	—

Interest rate risk

At December 31, 2003, the Group had USD1,816 million of external floating debt. The Group has not employed any hedges for the floating debt and there was no outstanding interest rate swap at year-end 2003.

A sensitivity analysis shows that if interest rates were to increase instantaneously by 1% from their level of December 31, 2003, with all other variables held constant, the net interest expenses would increase by approximately USD18.2 million per annum. Similarly, if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2003, with all other variables held constant, the fair value of the long-term external debt would slightly increase by USD6.2 million due to the fact that most of the Group’s debt is floating.

Commodity price risk

The Group purchases certain base metal (such as copper) and precious metal. To mitigate the commodity price risks, the Group employs derivatives to hedge such risks. The commodity price derivatives are entered into as cash flow hedges to offset forecast purchases. There were no commodity derivative contracts outstanding at year-end 2003.

Credit risks

The Group encounters credit exposure to its customers with respect to the receivables and the financial institutions with respect to derivative financial instruments, transactions and cash deposits. The Group did not experience any significant loss arising from payment failure by its customers as the Group performs ongoing credit evaluations of the financial conditions of its customers. As of December 31, 2003, the Group had credit risks, based on the gross fair value of the financial instruments, exceeding USD10 million to the following number of counterparties.

	USD10 - 25
	million	> USD25 million
AA rated bank counterparties	—	1
A rated bank counterparties	—	1
Lower rated bank counterparties	3	1

To protect both the financial institutions and the Group, it is the Group’s policy to execute an ISDA (International Swap Dealers Association) master agreement prior to entering any derivatives with the financial institutions. Wherever possible, cash is placed in financial institutions with strong credit ratings.

The Group made an investment in a bond of LG Card during the year. Since LG Card is currently undergoing financial restructuring, the management has made certain valuation allowance and believes that there is available market to realize its investment in LG Card bond at the net amount after the allowance.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Group using available market information and appropriate valuation methods. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to their short maturities. The fair value of the derivative instruments and financial assets is based on their estimated market price. The carrying amount of debts approximates their fair value as the debts are predominantly floating rate or short-term.

	December 31, 2002		December 31, 2003
		Estimated fair		Estimated fair
	Carrying	value	Carrying	value
Amount in USD million	Amount	(unaudited)	Amount	(unaudited)
Assets:
Cash and cash equivalents	322	322	125	125
Accounts receivable	487	487	551	551
Other financial assets	13	13	—	—
Derivative instruments	—	—	11	11
Liabilities:
Accounts payable	(712)	(712)	(859)	(859)
Debt	(2,097)	(2,097)	(2,075)	(2,075)
Derivative instruments	(31)	(31)	—	—

27. Commitments & Contingencies

Litigation

The Group is subject to various ongoing and pending lawsuits and claims at December 31, 2003 that management believes to be insignificant. The Group intends to vigorously contest the liability in all such matters brought against the Group. While no assurance can be given as to the ultimate outcome of such lawsuits, the directors are of the opinion that such litigation will not have a material adverse effect on the results of operations or the financial position of the Group.

28. Subsequent events

An agreement was signed in December 2003 to dispose the Group’s Yoke business. In January 2004, the prospective buyer advised the Company that the transaction may be delayed or may not be completed. Management is satisfied that there would be no material impact to the Group should the sale not proceed.

In March 2004, the Group has made an additional investment of approximately USD20 million in Anfei after Anfei received its expanded business license. As a consequence thereof and in accordance with the signed joint venture contract, the Group holds a 34% interest in Anfei.

On June 25, 2004, subject to fulfillment of the conditions precedent which management fully expects to meet, the Group reached agreement with the lenders in the bank syndicate on a restructuring of the Group's syndicated loan. The restructuring includes revised loan covenants, a waiver of previous breaches of loan covenants, a revised repayment schedule of amounts due under the syndicated loan and additional equity of USD500 million to be provided by the Company's shareholders.